Exhibit 12.1
SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended	Year Ended December 31,
	September 30, 2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$64,662	$116,665	$75,419	$105,983	$92,662	$65,896
Fixed charges	68,278	82,620	73,885	12,974	13,763	7,565
Adjusted earnings	$132,940	$199,285	$149,304	$118,957	$106,425	$73,461

Fixed charges:
Interest expense (including net amortization of debt issuance costs, premiums and discounts)	$68,278	$82,620	$73,885	$12,974	$13,763	$7,565

Ratio of Earnings to Fixed Charges	1.9x	2.4x	2.0x	9.2x	7.7x	9.7x